Exhibit 99.3
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Press release

Rio Tinto seals sales agreement with IOH, enters exclusive agreement to negotiate for Iron Valley deposit
24 November 2009
Rio Tinto Iron Ore chief executive Sam Walsh has welcomed the agreement reached with Iron Ore Holdings (IOH), enabling the sale of ore from IOH’s Phil’s Creek deposit to be sold to Rio Tinto under an innovative mine-gate sale process.
Under the agreement, commercial terms for which have now been agreed, up to 1.5 million tonnes will be delivered annually to Rio Tinto, who will then transport it to the coast for shipment as part of Rio Tinto’s product suite.
Rio Tinto has also agreed to enter an exclusive agreement with IOH to examine its Iron Valley deposit, situated approximately 10km NE from Rio Tinto’s Yandicoogina operation, that may lead to the purchase of part or all of the lease covering the deposit.
“This is a significant development for Rio Tinto, IOH and the Pilbara generally. It is a prime example of how a major established producer and a small, progressive junior can work together to achieve an excellent outcome for all stakeholders,” Mr Walsh said.
“Without this deal, the benefits flowing from the development of the isolated Phil’s Creek deposit would be denied to the respective shareholders and to the community of Western Australia.”
“Rio Tinto welcomes the opportunity to also examine the larger Iron Valley deposit and establish whether it can be best developed within our integrated system of 11 mines, 1,300-kilometre rail network and three ports in two locations.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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